Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, May 12, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with CVM Instruction 358 of January 3, 2002, as amended, in addition to the Material Fact disclosed on December 15, 2020, hereby announces to its shareholders, investors and the market, the Capital Expenditure (CAPEX) estimate update for 2021 from R$4.9 billion to R$6.2 billion, as follows:

CAPEX (R$ billion)	Previous	Current
Maintenance	4.0	4.0
Expansion and Modernization	0.2	0.2
Land and Forestry	0.4	0.7
Port Terminals[1]	0.2	0.2
Other	0.1	0.1
Cerrado Project	-	1.0
Total	4.9	6.2

   1Maranhão and São Paulos states.

The increase in the CAPEX estimate for fiscal year 2021, from R$4.9 billion to R$6.2 billion, is due to the inclusion of values related to (i) preliminary services to the implementation of the Cerrado Project as disclosed by the Material Fact released by the Company on this date, which have already been definitively approved by the Board of Directors; and (ii) forestry investments in the state of Mato Grosso do Sul, which, once the conditions for complete approval of the Cerrado Project by the Board of Directors are satisfied, can be used to supply the new industrial plant.

These estimates will be included in section 11 of the Company's Reference Form and published on the websites of CVM (http://www.cvm.gov.br/) and the Company (http://ri.suzano.com.br) within the legal deadline.

By disclosing the information contained in this Material Fact, the Company reiterates its commitment to transparency towards its shareholders, investors and the market and will keep them adequately informed of any subsequent decision that results in a significant change in the Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipate”, “believe”, “expect”, “foresee”, “intend”, “plan”, “project”, “aim”, “should” and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company. Information about business prospects, projections and financial targets merely represents forecasts based on the management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, as well as the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factorsdescribed above may cause actual results to differ from the estimates presented here.

São Paulo, May 12, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer